Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges - Unaudited

(dollars in thousands)

	Year Ended						Three months ended
	December 31	December 31	December 31	December 31	December 31, 2010		March 31	March 31, 2011
	2006	2007	2008	2009	(actual)	(pro forma) (B)	2010	(actual)	(pro forma) (C)
Earnings
Pre-tax income	$(12,787)	$8,260	$(6,739)	$11,658	$(6,373)	$(14,604)	$1,037	$(3,811)	$(5,871)

Fixed charges	20,537	20,180	20,144	18,714	16,932	25,163	4,239	4,138	6,198

Total earnings	$7,750	$28,440	$13,405	$30,372	$10,559	$10,559	$5,276	$327	$327

Fixed Charges
Interest expense	$18,818	$18,577	$18,399	$17,228	$15,790	$24,021	$3,949	$3,930	$5,990

Portion of rent estimated to represent the interest factor	1,719	1,603	1,745	1,486	1,142	1,142	290	208	208

Total fixed charges	$20,537	$20,180	$20,144	$18,714	$16,932	$25,163	$4,239	$4,138	$6,198

Ratio of Earnings to Fixed Charges (A)	—	1.41	—	1.62	—	—	1.24	—	—

Earnings deficiency to cover fixed charges	$12,787	$—	$6,739	$—	$6,373	$14,604	$—	$3,811	$5,871

(A)  Due to the registrant’s loss, the ratio coverage was less than 1:1 in 2006, 2008, 2010 on both an actual and pro forma basis and the three months ended March 31, 2011 on both an actual and pro forma basis.

(B) The pro forma ratio of earnings to fixed charges was calculated as if the issuance of the 12.5% Senior Secured Notes due 2014 had closed on January 1, 2010. This would have resulted in additional interest expense of $8,231 in 2010 on a pro forma basis.

(C) The pro forma ratio of earnings to fixed charges was calculated as if the issuance of the 12.5% Senior Secured Notes due 2014 had closed on January 1, 2011. This would have resulted in additional interest expense of $2,060 for the three months ended March 31, 2011 on a pro forma basis.